U.S. Securities and Exchange Commission Washington, DC 20549
Notice of Exempt Solicitation
1. Name of the Registrant: infoUSA Inc.
2. Name of person relying on exemption: Dolphin Limited Partnership I, L.P. Dolphin Financial Partners, L.L.C.
3. Address of person relying on exemption: Ninety-Six Cummings Point Road Stamford, Ct 06902
4. Written materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

PRESS RELEASE

Contact:  Arthur B. Crozier
Innisfree M&A Incorporated
(212) 750-5833

DOLPHIN SENDS LETTER TO infoUSA BOARD REQUESTING ANSWERS TO
SERIOUS QUESTIONS NUMBER 3 AND 4

STAMFORD, CONNECTICUT, May 31, 2007 - Dolphin Limited Partnership I, L.P. and Dolphin Financial Partners, L.L.C., long-term holders with 2.0 million shares (3.6%) of infoUSA (NASDAQ Symbol: IUSA), today sent the following letter to Mr. Vinod Gupta and the infoUSA Board of Directors.

Dear Mr. Vinod Gupta and other infoUSA Board members,

In addition to Questions number 1 and 2, which remain unanswered, the shareholders of infoUSA need meaningful answers to the following serious questions regarding their investment in infoUSA in connection with the rapidly approaching June 7, 2007 Annual Meeting.

To date, you have refused to sufficiently respond to the fundamental questions the investment community has posed.  Once again, we are providing you with another opportunity to do so in advance of next week’s Annual Meeting.

Question #3: To Mr. Vinod Gupta and the other infoUSA Board members:  At last year’s Annual Meeting, over 90% of the unaffiliated shareholders of infoUSA sent a clear mandate for reform.  To date, the Company and the infoUSA Board have failed act on this mandate.  The Board’s failure of accountability to the infoUSA shareholders has not been ignored by the investment community.

As recently stated by the Director and head of M&A Research at Institutional Shareholder Services (ISS), the world’s leading independent proxy voting advisory service, “In my experience, this company has been the least accountable to shareholders from the ones I've reviewed at ISS…Nothing seems to have changed in the governance profile.”1

Why do the infoUSA Board members feel that they do not need to be accountable to ALL infoUSA shareholders?

Question #4: To the members of the infoUSA Compensation Committee:  Over the past three years, 100% of option grants have gone to Mr. Vinod Gupta, contributing to his current ownership of 41% of infoUSA.

The investment community has expressed serious concern that the Company’s 2007 Omnibus Incentive Plan, which is subject to shareholder approval at next week’s Annual Meeting, will further expand his ownership in infoUSA – further diluting all other shareholders and bringing Mr. Vinod Gupta even closer to absolute control.  According to ISS, you told them that Mr.

----------------------------------------
[1] Quoted in, “ISS Blasts infoUSA,” The Daily Deal, May 30, 2007.

Vinod Gupta would not be eligible for any form of equity compensation2, but you have not committed to that in your proxy statement for the Annual Meeting or anywhere else.

Will Mr. Vinod Gupta, in fact, be excluded from awards under the 2007 Omnibus Incentive Plan or any other equity compensation plans?  If he is excluded, why have you not made a public commitment?

We await your meaningful response to Questions 1, 2, 3 and 4 – and on behalf of the interests of all shareholders, will put forth additional questions to you in the days leading up  to the June 7th Annual Meeting.

Very truly yours,

/s/ Donald T. Netter
Donald T. Netter
Senior Managing Director

---------------------------------
[2] ISS Recommendation, May 25, 2007.